UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DAVE & BUSTER’S ENTERTAINMENT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

238337 109
(CUSIP Number)

DECEMBER 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238337 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS OAK HILL CAPITAL PARTNERS III, L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 98-0553247
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	25,042,009
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	25,042,009
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		25,042,009
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		62.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* See Item 4

CUSIP No. 238337 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 98-0553244
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	822,438
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	822,438
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		822,438
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

CUSIP No. 238337 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS OHCP GenPar III, L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 98-0553239
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	25,864,447
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	25,864,447
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		25,864,447
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		64.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

CUSIP No. 238337 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS OHCP MGP Partners III, L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 98-0553232
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	25,864,447
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	25,864,447
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		25,864,447
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		64.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

CUSIP No. 238337 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS OHCP MGP III, Ltd.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 98-0553224
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	25,864,447
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	25,864,447
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		25,864,447
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		64.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

Item 1(a).	Name of Issuer

Dave & Buster’s Entertainment, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices

2481 Mañana Drive
Dallas, Texas 75220

Item 2.	(a) – (c) This statement is being filed jointly by the Reporting Persons.

The shares of Common Stock reported in this Schedule 13D are beneficially owned by Oak Hill Capital Partners III, L.P., a Cayman Islands exempted limited partnership and Oak Hill Capital Management Partners III, L.P., a Cayman Islands exempted limited partnership (together, the “Oak Hill Funds”). The general partner of Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. is OHCP GenPar III, L.P., a Cayman Islands exempted limited partnership. The general partner of OHCP GenPar III, L.P. is OHCP MGP Partners III, L.P., a Cayman Islands exempted limited partnership. The general partner of OHCP MGP Partners III, L.P. is OHCP MGP III, Ltd., a Cayman Islands exempted company.

J. Taylor Crandall, Steven Gruber and Denis Nayden are the directors of OHCP MGP III, Ltd. Each of these directors is a citizen of the United States. J. Taylor Crandall, Steven B.Gruber, Tyler Wolfram, Kevin G. Levy, Denis J. Nayden, Shawn Hessing and John R. Monsky are the executive officers of OHCP MGP III, Ltd. Each of these executive officers is a citizen of the United States.

J. Taylor Crandall, Steven B. Gruber, Tyler Wolfram, Kevin G. Levy, Denis J. Nayden, Shawn Hessing and John R. Monsky are referred to as the “Related Persons”. Each of the Related Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to herein.

The business address of each of the Reporting Persons and the Related Persons is c/o Oak Hill Capital Management, LLC, 65 East 55th Street, 32nd Floor, New York, NY 10022.

The Reporting Persons are principally engaged in the business of investments in securities.

(d) Title of Class of Securities

Common Stock, par value $0.01 per share

(e) CUSIP Number

238337 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)-(c)

Reporting Person	Amount Beneficially Owned(a)	Percent of Class(b)	Number of shares as to which the person has: Sole power to vote or to direct the vote	Number of shares as to which the person has: Shared power to vote or to direct the vote	Number of shares as to which the person has: Sole power to dispose or to direct the disposition of:	Number of shares as to which the person has: Shared power to dispose or to direct the disposition of:
Oak Hill Capital Partners III, L.P.	25,042,009	62.3%	25,042,009	0	25,042,009	0
Oak Hill Capital Management Partners III, L.P	822,438	2.0%	822,438	0	822,438	0
OHCP GenPar III, L.P.	25,864,447	64.3%	25,864,447	0	25,864,447	0

OHCP MGP Partners III, L.P.	25,864,447	64.3%	25,864,447	0	25,864,447	0
OHCP MGP III, Ltd.	25,864,447	64.3%	25,864,447	0	25,864,447	0

(a) OHCP MGP III, Ltd. is the sole general partner of OHCP MGP Partners III, L.P., which is the sole general partner of OHCP GenPar III, L.P., which is the sole general partner of each of Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. OHCP MGP III, Ltd. exercises voting and dispositive control over the shares held by each of the Oak Hill Funds. Investment and voting decisions with regard to the shares of the Company’s common stock owned by the Oak Hill Funds are made by an Investment Committee of the Board of Directors of OHCP MGP III, Ltd. The members of the Board of Directors are J. Taylor Crandall, Steven B. Gruber, Denis J. Nayden and Tyler J. Wolfram. Each of these individuals disclaims beneficial ownership of the shares owned by the Oak Hill Funds.

(b) Ownership percentages are based upon the 39,969,228 shares of Common Stock outstanding as of January 29, 2015 as provided by in the Issuer’s prospectus dated January 5, 2014, filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

OAK HILL CAPITAL PARTNERS III, L.P.
By:	OHCP GENPAR III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
Name:	John Monsky
Title:	Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.
By:	OHCP GENPAR III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
Name:	John Monsky
Title:	Vice President

OHCP GENPAR III, L.P.
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
Name:	John Monsky
Title:	Vice President

OHCP MGP PARTNERS III, L.P.
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
Name:	John Monsky
Title:	Vice President

OHCP MGP III, LTD.

By:	/s/ John Monsky
Name:	John Monsky
Title:	Vice President

EXHIBIT INDEX

Exhibit No.
1
Joint Filing Agreement, dated February 12, 2015, among Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P, OHCP GenPar III, L.P., OHCP MGP Partners III, L.P. and OHCP MGP III, Ltd.